2303 W 41st Ave, Vancouver, BC, V6M 2A3 ELN: TSX.V ELNOF: OTCBB E7Q: Germany Toll free 1.800.667.1870 www.elninoventures.com

El Niño Ventures & Xstrata Zinc to Commence 25,000 m Drill Program on Bathurst Mining Camp

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$5,000,000 work program for 2007-2008

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25,000 m of diamond drilling

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ELN will be utilizing up to five drill rigs, from June 2007 to March 2008

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$2,500,000 committed by the province of New Brunswick

June, 25, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) and Xstrata Zinc, is pleased to announce a $5,000,000 exploration program will commence on June 25th 2007 on the Bathurst Mining Camp, in Bathurst, New Brunswick. A total of 25,000 meters of drilling using up to five drill rigs will be operational from June 2007 through until March 2008. Jean Luc Roy, President of El Niño states, “We are looking forward to the 2007/2008 campaign, and are very optimistic with the targets we identified, using the Titan 24 Deep Earth Imaging System, and other technologies.”  El Niño has the opportunity to earn up to 50 % of Xstrata Zinc’s exploration projects in the Bathurst Mining Camp through an Option/Joint Venture Agreement, which was signed in May 2006. We have already completed the first year, of a two year $10,000,000 work program, with $5,000,000 coming from the province of New Brunswick through a government grant. “El Niño is very fortunate to have the support of the New Brunswick Government, and to be working with an industry leader in Xstrata Zinc .” says Jean Luc Roy.

About El Niño Ventures Inc.

El Niño Ventures is an exploration stage company whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. El Niño is currently in the midst of an aggressive global acquisition program throughout North America and Africa.

On Behalf of the Board of Directors, Jean Luc Roy, President and COO	Further information: Tel: + 1.604.685.1870 Toll Free: 1.800.667.1870 Fax: +1.604.685.8045 Email: info@elninoventures.com Or visit www.elninoventures.com

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This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.